FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Intershop Meets Fourth Quarter 2002 Financial Targets; Announces Further Cost Reductions

INTERSHOP Communications Aktiengesellschaft

(Name of Registrant)

INTERSHOP Communications Stock Corporation
(Translation of Registrant's Name into English)

Intershop Tower
07740 Jena
Federal Republic of Germany
(011) 49-3641-50-0
(Address and Telephone Number of Registrant's Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes”is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Intershop Meets Fourth Quarter 2002 Financial Targets;
Announces Further Cost Reductions

Intershop expects to be cash positive in the fourth quarter of 2002

Jena, Germany –January 21, 2003 –Intershop Communications AG (Prime Standard: ISH, Nasdaq: ISHP), a leading provider of e-commerce software for enterprises, today announced preliminary results for the fourth quarter ended December 31, 2002.

Intershop expects to have met its stated fourth quarter 2002 guidance for revenue as well as for earnings before interest, taxes, depreciation, and amortization (EBITDA). With a significant sequential increase in fourth quarter 2002 revenue and fourth quarter 2002 EBITDA near break-even, the company expects to be cash positive at the end of the fourth quarter of 2002.

Leveraging its new Enfinity MultiSite capabilities and the momentum of its recent sales successes, Intershop is due to announce a focused market strategy on January 23, 2003.

In addition, the company plans to reduce its total operational cost base (cost of revenue and operating cost) by about 20 percent, to a quarterly run rate of approximately Euro 13 million. In view of likely volatility in the e-commerce market, the cost saving plan is aimed at redeploying the company’s resources to better execute its strategic plan. Intershop’s cost saving actions are expected to be completed in the first quarter of 2003, when the company anticipates taking a restructuring charge of approximately Euro 1.5 million, with savings being fully realized from the second quarter of 2003 onwards.

Intershop will announce complete financial results for the fourth quarter 2002 and the full year 2002 along with further details on its cost reduction plan on February 14, 2003.

Investor Relations : Klaus F. Gruendel, Tel.: +49-3641-50-1060, Fax: +49-3641-50-1002, k.gruendel@intershop.com, Press: Heiner Schaumann, Tel.: +49-3641-50-1000, Fax: +49-3641-50-1002, h.schaumann@intershop.com

About Intershop

Intershop Communications (Prime Standard: ISH; Nasdaq: ISHP) is a leading provider of e-commerce solutions for enterprises who want to automate marketing, procurement, and sales using Internet technology. The Intershop Enfinity commerce platform, combined with proven, flexible industry and cross-industry solutions, enables companies to manage multiple business units from a single commerce platform, optimize their business relationships, improve business efficiencies and cut costs to increase profit margins. By streamlining business processes, companies can achieve a higher return on investment at a lower total cost of ownership, increasing the lifetime value of customers and partners. Intershop has more than 300 enterprise customers worldwide in retail, high-tech and manufacturing, media and telecommunications. More information about Intershop can be found on the Web at http://www.intershop.com.

This press release may contain forward-looking statements regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and uncertainties that could lead to such difference could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, consumer trends, the level of competition, seasonality, risks related to electronic security, possible governmental regulation, and general economic conditions. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including the Company's Form 20-F dated May 9, 2002.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERSHOP Communications Aktiengesellschaft

Date: January 21, 2003	By: /s/ Stephan Schambach
Stephan Schambach
Chief Executive Officer
(Vorstandsvorsitzender)